EXHIBIT 2

IMPORTANT INFORMATION

YOU CAN'T ARGUE WITH THE NUMBERS. . .

  As shareholders, we know all too well the facts about our Company's recent poor performance relative to that of our peers. Publicly available information shows that Post's Board approved a compensation package for non-executive Chairman Bob Goddard that is -- by far -- the second highest in the entire multi-family REIT industry. The highest paid non-executive Chairman in the industry is Sam Zell, a well-known real estate expert with decades of experience, who founded the company and built it into a business that today is four times the size of Post. . .none of which are qualities Post's Chairman can claim. Unbelievably, Sam Zell's compensation equaled approximately 0.3% of the total market capitalization of Equity Residential -- compared to Bob Goddard's compensation, which equaled 0.4% of Post's market capitalization.

MULTI-FAMILY REIT'S: 2003 COMPENSATION FOR NON-EXECUTIVE CHAIRMEN

$2,437,500
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
$500,000
$200,000
$131,500
$100,000
$40,000
$22,000
EQR (1)
PPS (2)
SMT (3)
UDR (4)
BRE (5)
AML (6)
ESS (7)

The above chart of depicting compensation for non-executive Chairmen does not assign any value for respective stock option grants.

(1)   Equity Residential (Sam Zell): Consists of long-term incentive grant of restricted shares at stated value; ignores value of 359,518 options granted in 2003. Mr. Zell is the founder of EQR and has been Chairman since its inception in 1993.

(2)   Post Properties (Bob Goddard): Consists of cash and restricted stock compensation; ignores 100,000 options granted in July 2003 and additional 50,000 options granted in January 2004. Mr. Goddard joined the Board in February 2002 and has been Chairman since February 2003.

(3)   Summit Properties: Consists of base salary compensation per Co-Chairman (of which there are two); ignores value of 5,000 options granted in 2003 to each Co-Chairman. The two Co-Chairmen formerly served as Chairman and CEO, respectively, of the company at its inception in 1994 and were the founder and CEO, respectively, of the predecessor company, founded in 1972.

(4)    United Dominion: Includes $32,500 annual retainer, $3,000 related to committee chairmanship, and includes 1,000 shares of restricted stock granted and 4,000 incentive shares of restricted stock with market price-based value on 12/31/03 of $96,000. Mr. Larson has been Chairman of the Company since March 2001; he is Chairman of Lazard Realty Group and was Chairman of Taubman Realty Group (1990-1998).

(5)    BRE Properties: Includes $55,000 retainer for role as Chairman, restricted stock with market price-based value of $35,000, and $10,000 for committee chairmanship; excludes $35,000 of option compensation for purposes of comparison. Mr. McMahan has been a Director of the Company since 1993 and Chairman since 1996.

(6)    Amli Residential: Consists of annual retainer paid in cash and common stock. Mr. Mutz founded the company in 1980 and was CEO until November 1998, a position he was reappointed to in February 2004.

(7)    Essex Property Trust: Reflects new compensation program approved for 2004: Includes $22,000 retainer and excludes value of 2,500 at-the-money options. In 2003 compensation consisted exclusively of meeting fees of $500 per meeting and 2,500 at-the-money options. Mr. Marcus is the founder of the company and has been Chairman since 1971. He is also Chairman of the Marcus & Millichap Company, a national diversified real estate company.

Green Street Advisors' consulting group was engaged to compile the accompanying data. This document utilizes data believed to be reliable, as provided in publicly-available filings by the subject companies, but no assumption should be made that the data has been verified, or is accurate and complete. The above statistical information is not intended to endorse the arguments set forth in Shareholder Proposal 3 from Post Properties' 2004 Definitive Proxy Statement.

        In this era of improved corporate governance, the Board demonstrated a staggering lack of transparency in granting this compensation package. . .showing why Shareholder Proposal 3 is critical to keeping the Board accountable annually.

        Consider this: Three weeks prior to the 2003 annual meeting, Post Properties publicly stated that newly elected Chairman of the Board Bob Goddard was receiving the same $20,000 compensation as every other non-management director, and that there had been no discussions and no contract for other compensation. (May 6, 2003 Earnings Conference Call Transcript.). Additionally, at the Board meeting immediately following last year's Annual Meeting of Shareholders on May 22, Mr. Goddard reaffirmed this "fact."

        But just two months later, in July 2003, the Compensation Committee of the Board authorized compensating Mr. Goddard with a one-year sweetheart package of cash, stock and stock options worth approximately $450,000 as estimated by the Company, and made the package retroactive to February 20, 2003. Then, again, in January 2004, the Board awarded Mr. Goddard another grant of restricted stock equal to $200,000 value and another 50,000 stock options.

        The Board approved Mr. Goddard's compensation package on September 8, 2003. Nearly three months later when shareholder proposal 3 was submitted on December 5 2003, Post still had not fully disclosed that outrageous compensation arrangement to shareholders.

        The Board's inappropriate behavior extends to undisclosed cozy relationships between Directors. Two directors who approved Mr. Goddard's compensation package also received sizable payments from Mr. Goddard's affiliated companies.  For the past three years, Robert Anderson, a member of the Board's three person Compensation Committee, has received substantial cash payments from Mr. Goddard's affiliated companies for "consulting services," and fundraising activities, and also has received more from various related business deals. Herschel Bloom, a Post Properties director, is a partner in the law firm that in 2003 received aggregate payments of $362,771 from Mr. Goddard's affiliated companies. In this era where higher standards for corporate governance should be demanded and expected, such business and financial relationships between Directors should be openly exposed and should never be permitted to create the appearance of serious conflicts of interest.

And that's not all.

        This year's proxy statement discloses further evidence that the Board cannot restrain itself from rewarding its members with lucrative compensation. The bona fide, independent data comparing Board compensation packages that Green Street Advisors provided for us is available at www.postshareholders.com for you to see. It shows the Board continues to reward itself, despite asking Post employees to make sacrifices.

        Senior Management didn't pay any price for poor performance. In 2003, the Compensation Committee of the Board awarded David Stockert, as CEO, a $150,000 cash bonus, despite missing operational and financial performance targets that they set for themselves.

        Look at the paragraph about the Annual Cash Incentive Plan that is buried within our Company's Proxy Statement:

"In 2003, one of the corporate performance measures was our operating performance compared to internal budgets and financial goals. The company's 2003 financial performance was disappointing compared to internal benchmarks set at the beginning of 2003, but the committee believes that results were affected by soft economic conditions nationwide compounded by weaker economic conditions in certain of our major markets, as well as last year's proxy contest and related corporate governance matters. Despite these challenges, the committee was pleased with management's efforts to strengthen the company's balance sheet. In assessing annual cash incentives, the committee also focused on the achievement of individual goals and recognized outstanding leadership and personal growth." (Post Properties Schedule 14A, p.35)

        With all due respect to the Board, the "personal growth" of CEO Dave Stockert is not a good enough reason to spend shareholder money on his cash bonus, given 2003's disappointing financial performance. Instead, the Board should be keeping management accountable.

Post Properties management and Board should focus on creating shareholder value, and seeing that this value is realized. . .not on feathering their own nests.

READ THE INDEPENDENT DATA AT

WWW.POSTSHAREHOLDERS.COM

VOTE FOR SHAREHOLDER PROPOSAL 3

If you have any questions or require assistance on how to vote "FOR" Proposal 3, please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue
New York, New York 10016
email: proxy@mackenziepartners.com
Call collect: (212) 929-5500
or Toll Free: (800) 322-2885
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